Exhibit 99.1

#S OP H iNVES T O RD A Y #S OP H iNVES T O RD A Y

SOPH iNVESTORDAY

Welcome

1:30pm – 2:40pm	**Welcome** Jennifer Pottage, Head of Investor Relations	
	Opening remarks Troy Cox, Chairman of the Board	
	Building a data-driven world Dr. Jurgi Camblong, Chief Executive Officer	
	Growing the SOPHiA network Ken Freedman, Chief Revenue Officer	
	Capitalizing on our expanding biopharma opportunity Peter Casasanto, Chief BioPharma Officer	
2:40pm – 2:55pm	**15-Minute Break**	
2:55pm – 4:30pm	**The importance of global collective intelligence** Dr. Philippe Menu, Chief Medical Officer	
	Building the platform of the future Abhi Verma, Chief Technology Officer & Dr. Zhenyu Xu, Chief Scientific Officer	
	Delivering value creation via sustainable growth Ross Muken, Chief Financial Officer	
	Executive Q&A	
4:30pm – 5:30pm	**Reception**	

#SOPHiNVESTORDAY

Cautionary Notices #S OP H iNVES T O RD A Y This presentation contains statements that constitute forward - looking statements . All statements other than statements of historical facts contained in this presentation, including statements regarding our future results of operations and financial position, business strategy, products and technology, partnerships and collaborations, including our ability to enter into definitive agreements for any partnerships and collaborations for which we have memorandums of understanding (“MOUs”), as well as plans and objectives of management for future operations, are forward - looking statements . Forward - looking statements are based on our management’s beliefs and assumptions and on information currently available to our management . Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward - looking statements due to various factors, including those described in our filings with the U . S . Securities and Exchange Commission . No assurance can be given that such future results will be achieved . Such forward - looking statements contained in this document speak only as of the date of this presentation . We expressly disclaim any obligation or undertaking to update these forward - looking statements contained in this presentation to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based, unless required to do so by applicable law . No representations or warranties (expressed or implied) are made about the accuracy of any such forward - looking statements . No offer to sell or buy This presentation does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful . Other material information This presentation does not contain all material information about SOPHiA GENETICS SA and its subsidiaries . No representations or warranties (expressed or implied) are made regarding the completeness of the information contained in this presentation . Refer to our Securities and Exchange Commission filings for additional information about us . Market and industry data This presentation contains industry, market and competitive position data that are based on general and industry publications, surveys and studies conducted by third parties, some of which may not be publicly available, and our own internal estimates and research . Third - party publications, surveys and studies generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information . While we are not aware of any misstatements regarding the industry, market and competitive position data presented herein, these data involve a number of assumptions and limitations and contain projections and estimates of the future performance of the industries in which we operate that are subject to a high degree of uncertainty . Research use only SOPHiA GENETICS products are for Research Use Only and not for use in diagnostic procedures, unless specified otherwise . The information included in this presentation is about products that may or may not be available in different countries and, if applicable, may or may not have received approval or market clearance by a governmental regulatory body for different indications for use . Please contact support@sophiagenetics . com to obtain the appropriate product information for your country of residence .

Troy Cox Chairman of the Board #S OP H iNVES T O RD A Y Opening remarks

A perspective shaped from 30+ years in the industry Sr. Vice President 2001 - 2006 Sr. Vice President 2010 - 2017 Chairman of the Board 2019+ 1990 - 2001 President 2006 - 2010 Chief Executive Officer 2017 - 2019 #S OP H iNVES T O RD A Y

#S OP H iNVES T O RD A Y

Things you will hear frequently today Better informed decisions Global network connectivity D ece nt rali z e d platform Uniquely qualified as an enabler #SOPHiNVESTORDAY

VI D EO #SOPHiNVESTORDAY

Dr. Jurgi Camblong Chief Executive Officer & co - founder #SOPHiNVESTORDAY Building a data - driven world

#SOPHiNVESTORDAY

SOPH #SOPHiNVESTORDAY i NVESTO RD A Y

July 23, 2021 #SOPHiNVESTORDAY SOPH i NVESTO RD A Y Meet SOPHiA GENETICS™ We are a category defining software company on a mission to Dem ocratize Dat a - Driven Medicine 500 SOPHiANS 750+ Connected Healthcare Institutions ~70 Countries lM+ Genomic Profiles Analyzed

Precision medicine opportunities Building the future with machine learning and knowledge sharing #SOPHiNVESTORDAY

Our ambitious mission started in genomics #SOPHiNVESTORDAY

SOPHiA DDM Platform #SOPHiNVESTORDAY our cloud - native software leverages the power of data analytics and predictive AI to transform the practice of healthcare

We are a first mover with critical mass #SOPHiNVESTORDAY

Patient journey of the future #SOPHiNVESTORDAY

Patient journey of the future #SOPHiNVESTORDAY

SOPHiA CarePath #SOPHiNVESTORDAY

Predictive models will support data - driven medicine vs. hypothesis - driven medicine #SOPHiNVESTORDAY

SOPH #SOPHiNVESTORDAY . i NVESTO RD A Y / II • 1, I I • From 2 3 s ite s !?u ! A • ' ' • • GENERATION # 2

SOPH | iNVESTORDAY

750+ sites

for Lung cancer

Expanding

GENERATION **#2**



#SOPHiNVESTORDAY

SOPH iNVESTORDAY

Beyond lung

Sites

Lung cancer

Breast cancer

Brain cancer

Kidney cancer

Colorectal cancer

GENERATION **#2**



#SOPHINVESTORDAY

#S OP H iNVES T O RD A Y

Extensive partner ecosystem joining forces to shape healthcare’s data - driven future #S OP H iNVES T O RD A Y

Raising the bar for collective intelligence A unified vision to create a new gold standard for cancer care #S OP H iNVES T O RD A Y

Massive market opportunity with room to grow Note: This slide presents our estimated addressable market for 2021. These estimates are primarily based on epidemiological data, including incidence and prevalence estimates of addressable populations for each application, as well as a range of price assumptions for our products taking into account differences in panel sizes. #SOPHiNVESTORDAY SOPH i NVEST ORDAY $ 2 1 b n Clinical $ 1 4 b n BioPharma

Massive market opportunity with room to grow

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$35bn
Total addressable market

$21bn
Clinical

Diagnosis ($2bn)
Therapy Selection ($1bn)
Monitoring ($2.5bn)

$14bn
BioPharma

Insights and Awareness ($9bn)

Note: This slide presents our estimated addressable market for 2021. These estimates are primarily based on epidemiological data, including incidence and prevalence estimates of addressable populations for each application, as well as a range of price assumptions for our products taking into account differences in panel sizes.

#SOPHiNVESTORDAY

A biopharma partnership united in purpose Optimize, validate, and deploy ecDNA algorithms across technologies to improve patient selection and access #S OP H iNVES T O RD A Y

All SOPHiANS are KEY for our success our people and teams are agile, collaborative, and mission - driven #S OP H iNVES T O RD A Y

How we innovate How we sell How we grow sustainably 1 2 3 Today, we will answer THREE important questions #S OP H iNVES T O RD A Y

Ken Freedman Chief Revenue Officer #S OP H iNVES T O RD A Y Growing the SOPHiA network

#S # O S P O H P iN H V iN E V S E T S O T R O D R A D Y AY Chief Revenue Officer Ken Freedman

Data in, answers out #S OP H iNVES T O RD A Y

Accelerate adoption of precision applications Expedite turnaround time Control costs Deliver top analytical performance Uniquely positioned to deliver customer value #S OP H iNVES T O RD A Y

~ 1 10 N O RAM ~ 70 L A T A M ~ 80 A P AC ~ 490 E M EA 5 , 000+ potential customers as demonstrated by industry players #S OP H iNVES T O RD A Y 750+ c onn ec t ed h ea lth care ins t i t u tions today Expansive global footprint

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Wide range of SOPHiA DDM applications

Analysis **POWERED** by SOPHiA DDM™

HRD	RNA Solutions	Solid Tumors	BRCA	Whole Exome Sequencing
HRS	Somatic Oncology	Comprehensive Genomic Profiling	Hereditary Cancer	Clinical Exome Sequencing
Trusight Oncology 500	Liquid Biopsy	Onco-Hematology	Inherited & Rare Diseases	Cardiology
Myeloid	Lymphoma	Neurology	Metabolism	and more…

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50% of customers currently use one SOPHiA DDM application 37% use two to three applications 13% use four or more applications Exciting opportunity exists to further expand within our existing customer portfolio 750+ connected healthcare institutions #S OP H iNVES T O RD A Y

#S OP H iNVES T O RD A Y JAN 2019  $10K revenue  1 application  200 analyses END 2019  $250K revenue  9 applications  3,100 analyses END 2020  $400K revenue  8 applications  3,200 analyses END 2021  $790K revenue  11 applications  7,000 analyses PROJ 2022  $1.7M revenue  10 applications  9,200 analyses Successful partnership founded on collaboration, loyalty, and trust SINCE 2019: 90% REVENUE CAGR 43% ANALYSIS CAGR 100% OF SOMATIC BUSINESS C O NVE R T E D FN 1: Approximate values A look into a customer’s expansion journey Applying our customer success methodology with a large central lab (1) This is an example of one customer journey and may not be indicative of all customer expansion journeys.

Highly effective land and expand engine #S OP H iNVES T O RD A Y Expand strategy • White space • Retention • Customer satisfaction ~100 C o mm e r c i a l team 20 customer success executives

Opportunity to land new customers While we have landed 750+ customers … 5 , 000+ potential customers as demonstrated by industry players 750+ c onn ec t ed h ea lth care ins t i t u tions today #S OP H iNVES T O RD A Y

Opportunity to land new customers While we have landed 750+ customers … 5,000+ potential customers as demonstrated by industry players 750+ c onn ec t ed h ea lth care ins t i t u tions today #S OP H iNVES T O RD A Y We have a massive opportunity to grow our reach

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Highly effective land and expand engine

~100

Commercial team

20

Global sales executives

How we sell

Direct

Distributors

Partners

Land strategy

- Targeting 5,000+ potential customers
- Customers include hospitals, research institutions, and central labs
- Focused on US, UK, Germany, Asia

#SOPHiNVESTORDAY

66% of hits during an MLB season are singles #S OP H iNVES T O RD A Y #S OP H iNVES T O RD A Y 12% of hits are homeruns

Our customers’ sales journey We are laser - focused on optimizing the KPIs throughout the journey Awareness KPIs: • # opportunities created Sales Process KPIs: • time in funnel • close rate Implementation KPIs: • time to revenue Loyalty KPIs: • net promoter score • customer health score #S OP H iNVES T O RD A Y

VI D EO #S OP H iNVES T O RD A Y

2 Proven land and expand strategy 3 Global team and structure in place 1 Large and growing market Key takeaways #S OP H iNVES T O RD A Y

Peter Casasanto Chief BioPharma Officer #S OP H iNVES T O RD A Y Capitalizing on our expanding biopharma opportunity

Chief BioPharma Officer Peter Casasanto #S OP H iNVES T O RD A Y

BioPharma can leverage the power of data and analytics to more effectively deliver targeted therapies to the market #S OP H iNVES T O RD A Y #S OP H iNVES T O RD A Y

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BioPharma is a well-established global industry

But not without its challenges

10+ years
Average length from IND to approval

~80%
Clinical trials fail to meet enrollment timelines

~10%
Drugs make it from PI to approval

~$2B
Average cost of drug development

#SOPHiNVESTORDAY

Sources: McKinsey, Nature, and Clinical Trial Arena.

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These challenges require more than just data…

Our value proposition to BioPharma is driven by SOPHIA GENETICS' core competencies

Clinical — **Platform** — **BioPharma**

Global clinical network

Real-time computing

Multimodal data


AI

Improved **decision making**

Enhanced **comparative analysis**

Advanced **patient finding**

Decentralized Scalable

#SOPHiNVESTORDAY

D a ta Deployment Development Providing insights from multimodal datasets across decentralized network Leveraging AI and ML for the development of new solutions & predictive analytics Deploying proprietary and commercial solutions 3 pillars for growth: the three d’s #S OP H iNVES T O RD A Y

SOPH iNVESTORDAY

Our ability to deliver innovative biopharma solutions

A catalyst for SOPHiA GENETICS' growth strategy…

Total addressable market in 2021


A
$14bn
biopharma
B
C

Catalysts for growth

A — **Data**
Aggregating a growing number of **data modalities** with partnerships

B — **Development**
Powering predictive multimodal algorithms through **CarePath**

C — **Deployment**
Entering markets worldwide with new solutions via **our network**

#SOPHiNVESTORDAY

Data: Putting our shared vision into practice Accelerate longitudinal data sharing Generate standardized, clinically actionable insights Decentralize key solutions for testing tumors Collaborate to validate predictive algorithms #S OP H iNVES T O RD A Y

SOPHiA iNVESTORDAY

Development:

A partnership powered by our decentralized platform

BOUNDLESS BIO

- **Oncogene amplifications** frequently occur on ecDNA
- Boundless Bio has built an **ecDNA detection algorithm** to identify patients with ecDNA driven cancers
- Partnering with SOPHiA to validate ecDNA detection algorithm for the **first clinical study of ecDTx**


Platform compatibility assessment
Technical feasibility
Development planning
Optimization
Verification
IDE Submission

SOPHiA GENETICS™

- **Decentralized, technology agnostic platform** enables the **end-to-end development** of new solutions
- **Application of gene signature across** assays to identify patients
- Unlocks a **broad spectrum** of SOPHiA GENETICS Biopharma capabilities

#SOPHiNVESTORDAY

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Deployment:

Expanding access to HRD testing globally

10+ Countries

30+ Institutions



- Offering laboratories **innovative solutions to enable locally-delivered HRD testing**
- Empowering lab customers to **increase range of options for HRD detection**
- Providing labs with **full control of data to save time and cost**

#SOPHiNVESTORDAY

SOPH iNVESTORDAY

Tearing down data silos to become a full-scale partner

Building an invaluable multimodal data set for better patient care

Improve multimodal data sets to support **trial design and asset management**

Support translational and clinical trials **for patient selection & stratification**



Expand the **diversity and depth** of clinico-genomic data cohorts

Accelerate collective intelligence **through contributions of retro and prospective data**

#SOPHiNVESTORDAY

We also learn from your approach, which we find as the only true holistic view SVP of Translational Medicine Top 10 biotech Your global footprint, universal approach and ability to deliver data through your tech platform is unique Immuno - Oncology Lead Top 20 pharma We see you as a data player … You are on our data strategy roadmap Head of BD Precision Medicine Top 20 pharma I continue to hear about you guys, your data and the platform Head of Diagnostics Top 10 biotech When we hear that major institutions are willing to partner, this is a sign that your approach is solid Immuno - Oncology Biomarker Lead Top 20 pharma Traction best evidenced by customer testimonials… #S OP H iNVES T O RD A Y

1 2021 2022 Driven by multimodal deals and better targeting ~35 % Customer meetings 2 2021 2022 Higher demand across Data, Development and Deployment ~400 % Bookings projections 3 202 1 2022 Improved hit rate and larger deal sizes ~4 - 5X … and we are seeking to maximize the traction Number of pipeline opportunities #S OP H iNVES T O RD A Y

Product market fit Identify and nurture This is just the tip of the iceberg #S OP H iNVES T O RD A Y #S OP H iNVES T O RD A Y

2 C oll a bo rat io n across 3 d’s 3 Positioned to be the multimodal partner of the future 1 Informed strategy and targeting Key takeaways #SOPH iNVESTORDAY

15 - minute Break #SOPH iNVESTORDAY

#S OP H iNVES T O RD A Y #S OP H iNVES T O RD A Y

Dr. Philippe Menu Chief Medical Officer #S OP H iNVES T O RD A Y The importance of a global collective intelligence

Chief Medical Officer Dr. Philippe Menu #S OP H iNVES T O RD A Y

Oncology has evolved from an organ - level view to a focus on molecular alterations, fueled by genomics #S OP H iNVES T O RD A Y

Data - driven medicine is ushering a new era for cancer care Fueled by increasingly targeted therapies, technology and advanced analytics #S OP H iNVES T O RD A Y

Cancer outcomes have been slowly improving over the past 50 years, yet high unmet medical need remains Average ﬁve - year survival rates from common cancer types in the United States, shown as the rate over the period 1970 - 1977 and over the period 2007 - 2013 . This five - year interval indicates the percentage of people who live longer than five years following diagnosis . #S OP H iNVES T O RD A Y

Today’s reality: every cancer is different… Example: metastatic lung cancer is increasingly a collection of rare diseases #S OP H iNVES T O RD A Y

… and oncologists face complex therapeutic decisions Current standard of care for non - oncogene addicted stage IV non - squamous NSCLC #S OP H iNVES T O RD A Y

Our SOPHiA DDM platform is part of the solution #S OP H iNVES T O RD A Y

Unlocking the power of multimodal digital health data sets Predicting response to immunotherapy in first - line metastatic non - small cell lung cancer #S OP H iNVES T O RD A Y

The data we need to enable individualized medicine is everywhere – lung cancer example #S OP H iNVES T O RD A Y

Multimodal approaches have the potential to transform medicine – lung cancer example #S OP H iNVES T O RD A Y

A portfolio of multimodal applications will fuel the SOPHiA CarePath module of our platform #S OP H iNVES T O RD A Y

SOPHiA CarePath enables multimodal longitudinal analysis of health data #S OP H iNVES T O RD A Y

#S OP H iNVES T O RD A Y

2 Breaking data silos across instruments and institutions 3 Building a global multimodal collective intelligence 1 Vision of individualized data - driven medicine Key takeaways #S OP H iNVES T O RD A Y

Dr. Zhenyu Xu Chief Scientific Officer #S OP H iNVES T O RD A Y Building the platform of the future Abhi Verma Chief Technology Officer

Abhi Verma Chief Technology Officer Dr. Zhenyu Xu Chief Scientific Officer #S OP H iNVES T O RD A Y

Our technology platform is the frame… powered by our data science engine S afe Performant Pr ecise Innovative Leading Adaptable #S OP H iNVES T O RD A Y

The building blocks integrate to make a state-of-the-art platform

SOPH iNVESTORDAY

- kubernetes
- PostgreSQL
- DELTA LAKE
- kafka
- GraphQL
- Azure
- databricks
- TensorFlow
- Keras
- UNETR

SOPHiA DDM™

- Modular Architecture
- Real-World, Real-Time Insights
- Knowledge Network
- Scalable & Extensible
- Cloud Based
- Semantic Technologies
- Federated Data Querying
- CE-IVD, GDPR, HIPAA compliant
- Embedded Data Protection

#SOPHiNVESTORDAY

100K 0K 200K 300K 400K 500K The SOPHiA DDM platform breaks data silos and creates networks Breaking data silos enables… Multimodal insights & a collective intelligence 19% of the flagged community insights in SOPHiA DDM are not classified in public databases #S OP H iNVES T O RD A Y 2015 2022 D ece n t r ali z e d Platform Multimodal Data Capture Curated D ata b as e Capture Data Organization & Management Peer Network 416 , 626 Co m m un it y Insights

SOPH iNVESTORDAY

We develop and operate with rapid innovation and continuous improvement

To address the needs and requirements of a constantly evolving market and regulatory environment

Continuous Customer Feedback Loop	**Enhanced Features & Analytical Functionalities**
Minimum Viable Product	**Highly Automated**
2 Week Release Cycles	**Leading DevOps Practices**



Delivering the Platform of Tomorrow…

#SOPHiNVESTORDAY

Customer centric approach remains the heart of our platform Easy to Deploy • Click - and - go installation • Seamless integration across customer IT environments • Integrated with customer systems and workflows Easy to Use • Intuitive user interface • Independent of instruments and chemistries • Rapid, high quality targeted insights via customized reports #S OP H iNVES T O RD A Y

We are in pole position Disciplined execution of fundamentals keep us in the lead to Democratize Data - Driven Medicine Customer Centric Continuous Improvement S cala b ility Innovation #S OP H iNVES T O RD A Y

Leveraging decades of scientific expertise 144 #S OP H iNVES T O RD A Y 188 225 238 237 202 228 252 157 100 28 ' 0 8 ' 0 9 ' 1 0 ' 1 1 ' 1 2 ' 1 3 ' 1 4 ' 1 5 ' 1 6 ' 1 7 ' 1 8 ' 1 9 ' 2 0 ' 2 1 ' 2 2 Citations by year 332 307 290 291 Total citations h - index i10 - index 3,241 17 18

Creating the data science engine of the future Machine Learning Deep Learning Innovative Precise & Accurate Adaptable #S OP H iNVES T O RD A Y

Our engine has been field tested Across hundreds of peer - reviewed applications in multiple fields g e n o m i c s radiomics m u l t i m o d a l 91 2020 61 2019 28 2018 133 2021 ~400 #S OP H iNVES T O RD A Y As of September 2022

Cancer is the most common human genetic disease Many internal and external factors can trigger genetic change eventually leading to cancer Cell Division H ered i tar y E n vi ronmen t V i ru s GATGGGATTGGGGTTTTCCCCTCCCATGTGCTCAAGACTGGCGCTAAAAGTTTTGAGCTTCTCAAAAGTCTAGAGCCACCGTCCAGGGAGCAGGTAGCTGCTGGGCTCCGGGGACACTTTGCGTT CGG GCTGGGAGCGTGCTTTCCACGACGGTGACACGCTTCCCTGGATTGGGTAAGCTCCTGACTGAACTTGATGAGTCCTCTCTGAGTCACGGGCTCTCGGCTCCGTGTATTTTCAGCTCGGGAAAATC GCT GGGGCTGGGG GTGGGGCAGTGGGGACTTAGCGAGTTTGGGGGTGAGTGGGATGGAAGCTTGGCTAGAGGGATCATCATAGGAGTTGCATTGTTGGGAGACCTGGGTGTAGATGATGGGGATGTTAGGACCATCCG AAC TCAAAGTTGAACGCCTAGGCAGAGGAGTGGAGCTTTGGGGAACCTTGAGCCGGCCTAAAGCGTACTTCTTTGCACATCCACCCGGTGCTGGGCGTAGGGAATCCCTGAAATAAAAGATGCACAAA GCA TTGAGGTCTG AGACTTTTGGATCTCGAAACATTGAGAACTCATAGCTGTATATTTTAGAGCCCATGGCATCCTAGTGAAAACTGGGGCTCCATTCCGAAATGATCATTTGGGGGTGATCCGGGGAGCCCAAGCTG CTA AGGTCCCACAACTTCCGGACCTTTGTCCTTCCTGGAGCGATCTTTCCAGGCAGCCCCCGGCTCCGCTAGATGGAGAAAATCCAATTGAAGGCTGTCAGTCGTGGAAGTGAGAAGTGCTAAACCAG GGG TTTGCCCGCC AGGCCGAGGAGGACCGTCGCAATCTGAGAGGCCCGGCAGCCCTGTTATTGTTTGGCTCCACATTTACATTTCTGCCTCTTGCAGCAGCATTTCCGGTTTCTTTTTGCCGGAGCAGCTCACTATTC ACC CGATGAGAGGGGAGGAGAGAGAGAGAAAATGTCCTTTAGGCCGGTTCCTCTTACTTGGCAGAGGGAGGCTGCTATTCTCCGCCTGCATTTCTTTTTCTGGATTACTTAGTTATGGCCTTTGCAAA GGC AGGGGTATTT GTTTTGATGCAAACCTCAATCCCTCCCCTTCTTTGAATGGTGTGCCCCACCCCGCGGGTCGCCTGCAACCTAGGCGGACGCTACCATGGCGTGAGACAGGGAGGGAAAGAAGTGTGCAGAAGGCA AGC CCGGAGGTATTTTCAAGAATGAGTATATCTCATCTTCCCGGAGGAAAAAAAAAAAGAATGGGTACGTCTGAGAATCAAATTTTGAAAGAGTGCAATGATGGGTCGTTTGATAATTTGTCGGAAAA ACA ATCTACCTGT TATCTAGCTTTGGGCTAGGCCATTCCAGTTCCAGACGCAGGCTGAACGTCGTGAAGCGGAAGGGGCGGGCCCGCAGGCGTCCGTGTGGTCCTCCGTGCAGCCCTCCGGCCCGAGCCGGTTCTTCC TGG TAGGAGGCGGAACTCGAATTCATTTCTCCCGCTGCCCCATCTCTTAGCTCGCGGTTGTTTCATTCCGCAGTTTCTTCCCATGCACCTGCCGCGTACCGGCCACTTTGTGCCGTACTTACGTCATC TTT TTCCTAAATC GAGGTGGCATTTACACACAGCGCCAGTGCACACAGCAAGTGCACAGGAAGATGAGTTTTGGCCCCTAACCGCTCCGTGATGCCTACCAAGTCACAGACCCTTTTCATCGTCCCAGAAACGTTTCA TCA CGTCTCTTCCCAGTCGATTCCCGACCCCACCTTTATTTTGATCTCCATAACCATTTTGCCTGTTGGAGAACTTCATATAGAATGGAATCAGGCTGGGCGCTGTGGCTCACGCCTGCACTTTGGGA GGC CGAGGCGGGC GGATTACTTGAGGATAGGAGTTCCAGACCAGCGTGGCCAACGTGGTGAATCCCCGTCTCTACTAAAAAATACAAAAATTAGCTGGGCGTGGTGGGTGCCTGTAATCCCAGCTATTCGGGAGGGTG AGG CAGGAGAATCGCTTGAACCCGGGAGGCAGAGGTTGCAGTGAGCCAAGATCGTGCCACTACACTCCAGCCTGGGCGACAAGAACGAAACTCCGTCTCAAAAAAAAGGGGGGAATCATACATTATGT GCT CATTTTTGTC GGGCTTCTGTCCTTCAATGTACTGTCTGACATTCGTTCATGTTGTATATATCAGTATTTTGCTCCTTTTCATTTAGTATAGTCCATCGATTGTATATCCGTCCTTTTGATGGCCTTTTGAGTTGT TTC CCATTTGCGGTTATGAAATAAAGCTGCTATAAACATTCTTGTACAATTCTTTTTGTGATCATATGTTTTCGTGTTTCTTGGAGAAATACTTAGGAGGGGAATTGCGAGTTTGGAAGTAAAAAGTA GCT GTATTTTGAA CTTTTTCAGAAGCTCTGAGTTTTCCAGAGCGGTTGTACCATTTTACACTCCAACTAGCAAGGTATGGGAGTTATTATGGTTGTGCCACAGCCTTCCGGACATTAGGTATTGTCAGTCTTTCTAAT GTG GTATATCCTTGTGGTTGTAATTTACAGTTCTCTATTGACTAAGGATGTTCAGCATTTTTTCATGTGCCTATTGGCCATTCGTATTTTGTTTGTAAAGTAGCTCTTCGAGTCTTTTACCTGTTATT TTG GTTTTTTGTT TGTTTTTATTGTTCAGTTGTGGGACTGCTTTATACATTCTGGATACAAGTCCTTTATCAGATCCATGTGTCGTGAATGTTTTCTTCTGATCTGTTGCTTGCCTATTTGTTTGCTTTACAGAGTTT ACA GTATCTTAAGAGGAGTGGATTTATCTTTTTTATGTTCAGTATTTGCCTTGTCCTGTTTAGGACATCTTTTTTTTTTTTTTTAACCCCAGGGTCATGAAGATATTATCTTACATTTTCTTTTAGGA CCT TTATGGTTGT AAGTTTTACAGTAAGGTCCTTGAGCCATTAATTAATTCTTAAAATTAATTGTTTATGGTGTGAGGTGTAGGAGTCAGTCTCTGGTATCTTTCCTGTATGGAAATCCAGTTATTCTGTCTCCACTT GTT GAAATAGGCTTCCTTTCTCTACTGAATGCTTTTAATTTTAATTATTTTACAGTTGGAGTATAGGGCTACCATTTTAGTGCTATTTTCTTTTTTTCTTTGTTAATTTTTGAGACAGGGACTCACAC TGT TGCCCAGGCT AGAGTACAATGGCACAATCAAGGCTTACTGCAGCCTCGAACCCCTGGGCTCAAGCAGTCCTCTAGCAGCCTCACGAGTAGCTGGGATTACTCCACCACACCCAGCTAACTATTTTATTTTTTTGT ATT GACAGGATCTCACTATGTTGCCCAGGCTGGTCTCAAACTGCTGGCCTCAAGCTTTCATCCCATCTCGGCCTCCCAAAGTGCTGGGATTACAGGTGTGAGCCACCATGCCTGACCTCTTAGTGCTA TTT TCTATTTATC TCCTCTGTTCTCTGCTCTCTTTAAACGTTGGAGGAAGAAACAGTACCCATCTTACACAAACTCTTCAGAAAACAGAGGAACAGACTGGGCGCGGTGGCTCATACCTGTAATCTCAGCACTTTGGT ACG CTGAGGCAGGGGATCATTTGAGGTCGGGAGTTCGAGACCAGCCTGGCCAACACGGCGAAACCCCATCTCTACTAAAAATACAAAAAGTAGCTAGGCGTGGTGACACATACCTGTAATGCCAGTTA CTC AGGAGGCTGA GGCACAAGAATCCCTTGAACCTGGGAAGCGGAGGTTGCAGTGAGCCGAGATTGCGCCACTGCACTCCAGCCTGGGCAACAGAGTGAGACCCTGTCTCAGAAAAAAAAAGAAAGAAAGAAAAAATA GAG GAATATTTCCCAACTTGTTTTCGAAGCCAGCATAATCCTGGTACCAAAACCAAACAAGGACATTATAAGAAAAGAAAATATAGACCAATATTCCTGTTAGCATAGACATGCAACAGCTAACCAAT TTT AGCAAACCAA ACCTGGTAATATAGAAAAAAGGATAAATAGGCCAGTCGCGGTGGCTCACGCCTGTAATCCCAGCACTTTGGGAGGCTGAGGCAGGCAGATCACTTGAGGTCAGGAGTTTGAGACCAGCCTGACCA ACA TGGTGAAACCCCGTTTCTAATAAAAATACAAAAATCAGGCTGGGCACGGTGGCTCACGCCTGTAATCCCAGCACTTTGGGAGGCCGAGGTGGGCAGATCACGAGGTCAGGAGTTCAAGACCAGCC TGA CCAATGTGGT GAAACGCCATCTCTACTAAAAATACAAAAATCAGCCGGTGTGGTGGCACCTGCCTGTAATCCCAGCTACTCAGGAGGCTGAGGCAGAATTGCTTGAACCCGGGAGGCAGAGGTTGCAGTGAGCCA AGA TCGTGCCACTGCACTCCAGCCTGGGCGACAGAGCAAGACTTCATCTCAAAAAAAAAAAAAAATTAGCTGGGCATGGTGGTGGGCACCTGAAATCCCAGCTACTCGGGAGTCTGAGGCAGGAGAAT CGC TTGAACCCAG GAGGCAGAAGTTGCACTGAGCTGGGATCACACCATTGCACTCCAGCCTGGGCAACAGAGTGAGACTCCATCTCAAAAAAAGAAAAAGAAAAAGGATAAATACATTCTAACCAAATAATGTTTATC TCA TGATTGTAGCTGATTCAACATTCAAAAATTGGCCTGGTGCAGTAGCTCAGGCCTGTAATCCCAACATTTTAGGAGGCTGAGGCAGGAAGATCTCTTGAGCCCAGGATTTCAAGACCAGCCTGGGC AAC ATAGTCAGAC TGGTCTTTACTGGGGGGAAAAAAATCAGTCTGTGTAATTCACCACATTAACAAAGGGAAACATAAAAACCCTATGATCATTTCAACAGATGTAGCAAAAGCAGTTAATGATATTCAACACATATG CAT GATTACAAACCAACCAACCTCCTAGCAAACTAGGGAAAGGAAACTTAACCTAGTTTGATAACAGGGCGTCCACAGTCGGAGTTCCACTAGCAGCATACATAATGGTAGAAAACTCAGTGCTGCCG GGC GCGGTGGCTC ACGCCTGTAATGCCAGCACTTTGGGAGGCCTAGGCGGGCGGATCACGAGGTCAGGAGATCGAGACTGTCCTGACTAGCATGCTGAAACCCCGTCTCTACTAAAAATACAAAAACAAAAAATTAGC CGG GCATGGTGGCGGGCGCCTATAGTCCCAGCTACTCGGGAGGCTGAGGCGAGAGAATGGCGTGAACCCGGGAGGCGGAGCTTGCAGAGCCTAGATCGTGCCACTGCACTCCAGCCTGGGTGACAGAG TGA GACTTCGTCT CAAAAAAAAAAAAAAAAAAAAAAGAAAAGAAAACTCAACGCTTTTTCCTCTAAGATCAGGAACTAGAAAAGGATTTGACTCTCACAACGTTGATACCATACTGGAGGTTTTAACCAGGCAAGAAA AAG AAATAATGAGGGCCGGGTGCGGTGGCTCAGGCCTGTAATCCCAGCACTTTGGGAAGCCGAGACGGGTGGATCACGAGGTCAGGAGATCGAGACCATCCTGGCTAACACGGTGAAACCCTGTCTCT ACT AAATATACAA AAAATTAGCCGGGCGTAGTGGCGGGCGCCTGTAGTCCCAGCTACTCGGGAGGCTGAGGCAGGAGAATGGCGTGAACTCAGGGGGCGGAGCTTGCAGTGAGCTGAGATCGAGCCACTGCACTCCAG CCT GGGCGACAGAGCAAGACTGTGTCTCAAAAAAAAAAAAAGAAAAAGAAATAATGATTAGTGGCCCGATGTCTCACGCCTATAATCCCAGCACTTTGGGAGGCCGAGGTGGGCAGATCACCTGAGGT CTG GAGTTGGAGA CCAGCCTGACAAAGATGGTGAAACCTCGTCTCTATTAAAATATTAAAAAAATAGCCAGGCGTTGGCCGGGTACAGTGGCTCATGCCTGTAATCCCAGCACTTTGGGAGGCCGAGGTGGGTGGATC ACC TGAGGTCAGGAGTTCAACACCAGCCTGGCCAACATGGTGAAACCCCATCTCTACTAAAAATACAAAAATTAGCCGGGCGTAGTGGCGGGCGCCTGTAATCCCAGCTACTTGGGAGGCTTAGGCAG GAG AATCGCTTGA ACCTGGGAGGCGGAGGTTGTAGTGAGCCGAGATTGCACCATTGCACTCCAGCCTGGGTGACAAAAGCAAAAACTCCGTCTCAAAAAAAAAAGAATTAGCCAGGGGTAGTGGTGAACGCCTGTAGT CCC AGCTACTCAGGAGGCAGAGGCAGGAGAATCACTTGAACCCAGGAGGCAGAGGTTGCAGTGAGCCGAGATTGTCCCATTGCACTCCAGCCTAGGCGACAAGAGCAAAATTCCATGTCAAAAAAAAA AAA AAAAAAGGAA AGAAAAAAAATAACGATTAGAAAGGAAGAAATAAAACACATTCACAGCCAGTATGATTCTATACATACATGTCCTAATGGGGCCAGGCGTGGTGGCTCATGCCTGTAATCCTAGCACTTTTAGGA GGC TGAGGCAGGTGGCTTCCCTGGGACCAGCCTGGCCAACATGGTGAAACCCCAACTCTAATAAAAATACAAAAAATCAGCCAGGCGTGGTGACGGGCACCTCTAATCCCAGCTACTCAGGAGGCTGA GGC AGGAGAATTG CTTGGACCTGGGAGGCAGAGGTTGCAGTGAGCCGAGATCGCGCTATTGCACTCCAGCCTGGGCAACAAGAGTGAAACTCCGGCAGGGTGTGGTGGCTTACGCCTGTAATCCCAGCACTTCGGGAG GCT GAGGCAGGCCGATCACCTGAGGTCAGGAGTTTGAGACCAACCTAACATGGTGAAACCCCGTCTCTACTAAAAATACAAGAATTAGCTGGGTGTAGTGGTGGGCGCCTGTAATCCCAGCTACTTGG GAG GCTGAGACAG AAGAATTGCTTGAACCCAGGAGGTGGAGGTTGCAGTGAGCTGAGATCATGCCATTGCACACCACGCCGGGCAACAGAGCGAGATTCCGTCTCAAAAAAAAAAAAAAAGAGTGAAACTCTATCTCA AAA AAAAAAAAAAGTCCTAATGGAAAATCCATAAAAAGCTACCAAAACTAATAAATAAATATAGCAGGGTTGCAGGTTACAGGGCAATATAGTTATCCCTCTATCTGTAGGGGCTTGGTTCTGGGACT CCT CACACACCAA ACCCACAGATGTCTAAGTCCCATATATAAGACGGTATAGTATTTGGATTTAACCTACACATATCCTCCCATATAGTTTAAATTATCTCTAGATTACTTACATTACCCCCATACAATGAAAATGCT AAT GTACATGCAAGTATGTATGTAAGTACTTGTACTATATTGTTTAGGGAATCACTGGACATATAGGCCTTCAAGACTGATACCAGCAGCCACTGTTAAGATTCTGGTCAGGCCTGCCCCTGTTTGGG GTC TCAGTTGATC TCATTGCCTTCCCACCCAGCCAAGGGCACCTGCATTTCTCTTGGCTCCCTGGCCATTTGGAAGGCCTAGTTCAGCCTGGCACATTTGTATCCTGGCCCACTGATGCTGGTACCCCTGGGAAGGTC CTG CTCTGAAAAACACGGAGATTTTAGTTGCTACTGAAGATTTGAGAGATAAAGACAGGGAGACCTGTCTGTAGACCTGTGTCCCTCCAAGTGGGATTGAGACTTTGGGCCCCCCATTTCAGGACAGC ACC TCCTGGCCTG TTGACTGAATAGATCCCTGAAGGAGGTGTACTTGCATTAATGGAGTGGGGGTGGGAGCAGTACCACAGATCCGCACTAACAATCACACAGTTCTCTCTAGAATAATAATATAGAACAAGTGAAAT AGA ACAATTGCAGAAAGAGCTAACCTTTGTTGAGCTCTTACTGTGTGCCCAGCACTTTCCTCAACTCTACATTTCCCATAATACACAGAGTACTAGGTAGGCCAGGCTTGGTGGCTCACGCCTGTAAT CCC AGCACTTTAG GAGGCCAAGGGGGGTGGATCACCTGAGGTCGGGAGTTCAAGACCAGCCTGACCAACATGGTGAAACCCCGTCTCTACTAGAAGTACAAAATTAGCCAGGTGTGGTGGCACATGCTTGTAGTCCTA GCT ACTCAGCAGGCTGAGGCAGGAGAATCATTTGAATCCGGGAGGAGGTTGCAGTAAGCGGAGATAGTGCCACTGTACTCCAGCCTGGGCAATAAGAGCTGAGACTCCGTCTCAAAATAAAATAAAAT AAA ATAAAATAAA ATAAAATAAAATAAAAAAAGAAAAGAGCCTGCCATTAAAGGAGCTGTTTGGTAGGGGATGTTTTGTCAGTGCAAACAACAGAAAAGTGGGCTGGGCACAGTGGTTCATGCCTGTAATCCCAGCAC TTT GGGAGGCCAAGGCGGGCGGATCACCTGAAGTTGGGAGTTCAAGACCAGCCTGACCAATATGGAGAAACCCCGTCTCTACTAAAAATACAAAATTAGCCGGGCGCAGTGGCGCATGCCTGTAATCC CAG CTACTCGGGA GGCTGAGGCAGGAGAATCGCTTGAACCTGGGAGGCAGAGGTTGCGGTGAGCCGAGATCGCACCATTGCACTCCAGCCTGGACGAGAGCAAAACTCTGTCTCAAAAAAAAAAAAAAACAGAAAAGT GTA ACAAACACTTACAGTAGGCATGTTTCTTAGCAAATCTGATGACAAATTTGGCATAAAGAAAGAGAGCATCCCTGAAAAAAAAAAAAAGAAAAAGAAAGAGAGCATCCTGCCTGGGCAACATAGTG AAA CCCTGCCTCT ACAAAAAAACTCAAAAATTGGCCGGGTGCAGTGGCTCACACCTGTAATCCCAGCACTTTGGGAGTCGGAGGCGGGAGGATCACCTGAGGTCAGGAGTTCGAAACCAGCCTGGCCAACATGGCAAA ACC CCATCTCTACTAAAAATACAAAAAATTAATCAGGCGCATTGGTGGGCGCCTGTAATCCCAGCTACTCAGGAAGTTGAGGCAAGAGGATCGCTTGAATCTGGGAGGTGGAGGTTACAGTGAGTCGA GAT CACACCACTG CACTCTAGCCTGGGTGACAGGGCGAGACTCCGTCTCCAAAAAAAAAAAGAAAAAGAAAAAGACTAAAAAATTAGCCAGGCAGGCCTCTGTGGTCCCAGCTACTTGGGAGGCTGAGGCAGGAGAAT CAC TGAGCCCAGGAGTCCGAGGCTGTAGTGAGCCATGATTGCACCACTGTACCCTAGCTTGGGCAACAAAGCAAGACCCTGCCTCAAAAGAAAAAAGAAAGAAAGAAAGAACATGGCGGGCCAGGCAC AGT GGCTCACACC TGTAATCCCAGCGCTTTGAGAGGCCGAGGCAGGTGGATCACAAGGTCAGGAGTTCCACACCAGCCTGGCCAACATGGTGAAACCCTGTCTCTACTAAAAATACAAAAAATCAGCCAGGCATGGTG GCA GGGGCCTGTAATCCCAGCTACTCGGGAGGCTGAGGCAGGAGAATTGCTTGAAACCAGAAGGCAGAGGTTGCAGTGAGCCTAGACTGCACCACTGCACTCCAGCCTGGGCGAAAAGAGCCAAACTC CAT CTCAAAAAAC AAACAAAAAAACAAAACAAAAGAAAACATGGCAAAGCCTTTGAAAGCTTGTCTGGGAGAAGGTGCGATGATAGTTGCATAACTTCGTGCAAGATGCTGGTCCACACAGGGGCTGCCCCTTGCTCT TTC TCGCTCTCTTAACCTCTCATATAACAGGCTTGTGTGTTATTCACATTTATTGAGCCCAAGCAGGTGCAAGGCATTGTGATCTAATACTTTGGTCAGCAAGACAACAAGATAGATCACTGCCCTGC CCT TAGGAAGTGT ATATGCTATTAGAGGAAACAGATAAAATAAACAAGGAAAAGTATCAGACAATGTAAGTGCTATGAGAATGCAAATGAGGTGATGTGAATTAAAATAGGATGACTTAAAGTCTGCACGGGAAGGAG CCT ACCCCCATGTTCCTGGCTAGCCAAGGAACCACCAGTTGATTAGCAGAGAAGGGCAGCCAGTCTAGCTAGAGCTTTTGGGGAAGAGGGAGTGGTTGTTAAGAGATGAGATTAAAGAAGCCGAGACG GGC CATTCGTGAG GGGTTTGTAATGCAGGGCTGAGGAGTGTCCGAAGAGAATGGGCAGGTGAGCGGTGAGACAGTTGTTCTTCCAGAAGCTTTGCAGTGAAAGGAATCAAAGAAATGGAGCCGTGTATCAGGTGGGGA AGG GTGGGGGCCAAGGGGGTGTCCTTCCCCATACAGAGATTGCAGGCTGAGAATGACTATATCCTTGTTAACAGGAGGTGGGAGCAGGGCACGGTAGCTCACACCTGTAATCTTGGCACTTTAGGAGG CTG AGGCGGGCCG ATCACCTGAAGTAAGGAGTTCGAGACCAGCCTGGCCAACATGCAAAGCCCTGTCTCTACTAAAAATACAAAAATTAGCTGGGTGTGGTGGTACTCGCCTGTAATCCCAGCTACTCGGGAGACTGA GGC AGGAGAATGGCTTGAACCCGGAAGGTAGAGGTTGCAGTGAGCTGAGATCATGCCACTGTGCTCCAGCCTAGGTGACAGAGAGAGACTCCATCTCAAAAAAAAAAAAAAAATACAGGAAGGGAGTT GGG AATAGGGTGC ACATTTAGGAAGTCTTGGGGATTTAGTGGTGGGAAGGTTGGAAGTCCCTCTCTGATTGTCTTTTCCTCAAAGAAGTGCATGGCTGGTGAGGGGTGGGGCAGGAGTGCTTGGGTTGTGGTGAAACA TTG GAAGAGAGAATGTGAAGCAGCCATTCTTTTCCTGCTCCACAGGAAGCCGAGCTGTCTCAGACACTGGCATGGTGTTGGGGGAGGGGGTTCCTTCTCTGCAGGCCCAGGTGACCCAGGGTTGGAAG TGT CTCATGCTGG ATCCCCACTTTTCCTCTTGCAGCAGCCAGACTGCCTTCCGGGTCACTGCCATGGAGGAGCCGCAGTCAGATCCTAGCGTCGAGCCCCCTCTGAGTCAGGAAACATTTTCAGACCTATGGAAACTG TGA GTGGATCCATTGGAAGGGCAGGCCCACCACCCCCACCCCAACCCCAGCCCCCTAGCAGAGACCTGTGGGAAGCGAAAATTCCATGGGACTGACTTTCTGCTCTTGTCTTTCAGACTTCCTGAAAA CAA CGTTCTGGTA AGGACAAGGGTTGGGCTGGGGACCTGGAGGGCTGGGGACCTGGAGGGCTGGGGGGCTGGGGGGCTGAGGACCTGGTCCTCTGACTGCTCTTTTCACCCATCTACAGTCCCCCTTGCCGTCCCAAG CAA TGGATGATTTGATGCTGTCCCCGGACGATATTGAACAATGGTTCACTGAAGACCCAGGTCCAGATGAAGCTCCCAGAATGCCAGAGGCTGCTCCCCCCGTGGCCCCTGCACCAGCAGCTCCTACA CCG GCGGCCCCTG CACCAGCCCCCTCCTGGCCCCTGTCATCTTCTGTCCCTTCCCAGAAAACCTACCAGGGCAGCTACGGTTTCCGTCTGGGCTTCTTGCATTCTGGGACAGCCAAGTCTGTGACTTGCACGGTCAGT TGC CCTGAGGGGCTGGCTTCCATGAGACTTCAATGCCTGGCCGTATCCCCCTGCATTTCTTTTGTTTGGAACTTTGGGATTCCTCTTCACCCTTTGGCTTCCTGTCAGTGTTTTTTTATAGTTTACCC ACT TAATGTGTGA TCTCTGACTCCTGTCCCAAAGTTGAATATTCCCCCCTTGAATTTGGGCTTTTATCCATCCCATCACACCCTCAGCATCTCTCCTGGGGATGCAGAACTTTTCTTTTTCTTCATCCACGTGTATTC CTT GGCTTTTGAAAATAAGCTCCTGACCAGGCTTGGTGGCTCACACCTGCAATCCCAGCACTCTCAAAGAGGCCAAGGCAGGCAGATCACCTGAGCCCAGGAGTTCAAGACCAGCCTGGGTAACATGA TGA AACCTCGTCT CTACAAAAAAATACAAAAAATTAGCCAGGCATGGTGGTGCACACCTATAGTCCCAGCCACTTAGGAGGCTGAGGTGGGAAGATCACTTGAGGCCAGGAGATGGAGGCTGCAGTGAGCTGTGATCA CAC CACTGTGCTCCAGCCTGAGTGACAGAGCAAGACCCTATCTCAAAAAAAAAAAAAAAAAAGAAAAGCTCCTGAGGTGTAGACGCCAACTCTCTCTAGCTCGCTAGTGGGTTGCAGGAGGTGCTTAC GCA TGTTTGTTTC TTTGCTGCCGTCTTCCAGTTGCTTTATCTGTTCACTTGTGCCCTGACTTTCAACTCTGTCTCCTTCCTCTTCCTACAGTACTCCCCTGCCCTCAACAAGATGTTTTGCCAACTGGCCAAGACCTG CCC TGTGCAGCTGTGGGTTGATTCCACACCCCCGCCCGGCACCCGCGTCCGCGCCATGGCCATCTACAAGCAGTCACAGCACATGACGGAGGTTGTGAGGCGCTGCCCCCACCATGAGCGCTGCTCAG ATA GCGATGGTGA GCAGCTGGGGCTGGAGAGACGACAGGGCTGGTTGCCCAGGGTCCCCAGGCCTCTGATTCCTCACTGATTGCTCTTAGGTCTGGCCCCTCCTCAGCATCTTATCCGAGTGGAAGGAAATTTGCGTG TGG AGTATTTGGATGACAGAAACACTTTTCGACATAGTGTGGTGGTGCCCTATGAGCCGCCTGAGGTCTGGTTTGCAACTGGGGTCTCTGGGAGGAGGGGTTAAGGGTGGTTGTCAGTGGCCCTCCAG GTG AGCAGTAGGG GGGCTTTCTCCTGCTGCTTATTTGACCTCCCTATAACCCCATGAGATGTGCAAAGTAAATGGGTTTAACTATTGCACAGTTGAAAAAACTGAAGCTTACAGAGGCTAAGGGCCTCCCCTGCTTGG CTG GGCGCAGTGGCTCATGCCTGTAATCCCAGCACTTTGGGAGGCCAAGGCAGGCGGATCACGAGGTTGGGAGATCGAGACCATCCTGGCTAACGGTGAAACCCCGTCTCTACTGAAAAATACAAAAA AAA ATTAGCCGGG CGTGGTGCTGGGCACCTGTAGTCCCAGCTACTCGGGAGGCTGAGGAAGGAGAATGGCGTGAACCTGGGCGGTGGAGCTTGCAGTGAGCTGAGATCACGCCACTGCACTCCAGCCTGGGCGACAGA GCG AGATTCCATCTCAAAAAAAAAAAAAAAAGGCCTCCCCTGCTTGCCACAGGTCTCCCCAAGGCGCACTGGCCTCATCTTGGGCCTGTGTTATCTCCTAGGTTGGCTCTGACTGTACCACCATCCAC TAC AACTACATGT GTAACAGTTCCTGCATGGGCGGCATGAACCGGAGGCCCATCCTCACCATCATCACACTGGAAGACTCCAGGTCAGGAGCCACTTGCCACCCTGCACACTGGCCTGCTGTGCCCCAGCCTCTGCTT GCC TCTGACCCCTGGGCCCACCTCTTACCGATTTCTTCCATACTACTACCCATCCACCTCTCATCACATCCCCGGCGGGGAATCTCCTTACTGCTCCCACTCAGTTTTCTTTTCTCTGGCTTTGGGAC CTC TTAACCTGTG GCTTCTCCTCCACCTACCTGGAGCTGGAGCTTAGGCTCCAGAAAGGACAAGGGTGGTTGGGAGTAGATGGAGCCTGGTTTTTTAAATGGGACAGGTAGGACCTGATTTCCTTACTGCCTCTTGCT TCT CTTTTCCTATCCTGAGTAGTGGTAATCTACTGGGACGGAACAGCTTTGAGGTGCGTGTTTGTGCCTGTCCTGGGAGAGACCGGCGCACAGAGGAAGAGAATCTCCGCAAGAAAGGGGAGCCTCAC CAC GAGCTGCCCC CAGGGAGCACTAAGCGAGGTAAGCAAGCAGGACAAGAAGCGGTGGAGGAGACCAAGGGTGCAGTTATGCCTCAGATTCACTTTTATCACCTTTCCTTGCCTCTTTCCTAGCACTGCCCAACAACA CCA GCTCCTCTCCCCAGCCAAAGAAGAAACCACTGGATGGAGAATATTTCACCCTTCAGGTACTAAGTCTTGGGACCTCTTATCAAGTGGAAAGTTTCCAGTCTAACACTCAAAATGCCGTTTTCTTC TTG ACTGTTTTAC CTGCAATTGGGGCATTTGCCATCAGGGGGCAGTGATGCCTCAAAGACAATGGCTCCTGGTTGTAGCTAACTAACTTCAGAACACCAACTTATACCATAATATATATTTTAAAGGACCAGACCAGC TTT CAAAAAGAAAATTGTTAAAGAGAGCATGAAAATGGTTCTATGACTTTGCCTGATACAGATGCTACTTGACTTACGATGGTGTTACTTCCTGATAAACTCGTCGTAAGTTGAAAATATTGTAAGTT GAA AATGGATTTA ATACACCTAATCTAAGGAACATCATAGCTTAGCCTAGCCTGCTTTTTTTTTTTTTTTTTTTGGAGACAGAGTCTCACTCTGTCACCCAGGCTGGAGTGCAGTGGCGGGATCTCGGCTCACTGCAA CCT CCGCCTTCTGGGTTCAAGCGATTCTCCTGCCTCAGCCCACTGAGTAGCTGGGATTACAGGCACCTGCCCCGACGCCCAGCTAATTTTTTGTTATTTATTTATTTTTTTTTTTAGTAGAGATGAGG TTT CACCATGTTG GCCAGGCTAGTCTCGAACTCCTGACCTTGTGATCTGCCTGCCTTGGCCTCCCAAAGTGCTGGGATTACAGGCGTGAGCCACCGCACCCGGCCTGCCTAGCCTACTTTTATTTTATTTTTAATGGA GAC AGCATCTTGCTCTGTTGCCCAGGCTGGATTACAGTGATGTGATCATAGCTCATTATACCCTCCTGGGCTCAAGCAATCCCCCTAACTCTGCCTCCCCAGTAGCTAGGACCACAGGCATACACCAC CAT ACCCAGCTAA TTTTTAAAATTTTTTGTAGATAGATAGAGTCTCACTATGTTGCCCAGGCTGGTCTCTAGCCTACTTTTTTGAGACAAGGTCTTGCTCTGTCACCCAGGCTGGATAGAGTGCAGTAGTGCAGTCAC AGC TCACTGCAGCCTCCACCTCCCAGGCTCCATCCATCCTCCCAGCTCAGCCTCCCAAGTTGCTTCAACTACAGGCCTGCACCACCATGCCTGGCTAATTTTTATTTATTTATTTTTATTTTATTTTA TTT TATTTTTTTG AGACTCAGTCTCACTCTGTCGCCCAGGCTGGAGTGCAGTGGCATGATCTCGGCTCACTGCAACCTCTGCCTCCTGGGTTCAAGTGATTCTCCTGCCTCAGCCTCCCGAATAGCTAGGACTACAAG CGC CTGCTACCACGCCCAGCTAATTTTTGTATTTTTAGTAGAGACAGGGTTTCACCATGTTGGCCAGGCTGGTCTCGAACTTCTGACCATGTGATCCGCCCGCCTCGGCCTCCCAAAGTGCTGGGATT ACA GGTGTGAGCC ACCACGCCCGGCTAATTTTTATTTATTTATTTAAAGACAGAGTCTCACTCTGTCACTCAGGCTAGAGTGCAGTGGCACCATCTCAGCTCACTGCAGCCTTGACCTCCCTGGGCTCCGGTGATTTC ACC CTCCCAAGTAGCTAGGACTACAGGCACATGCCACGACACCCAGCTAATTTTTTATTTTCTGTGAAGTCAAGGTCTTGCTACGTTGCCCATGCTGGTATCAAACCCCTGGGCTCAATCAATCCTTC CAC CTCAGCCTCC CCAAGTATTGGGGTTACAGGCATGAGCTACCACACTCAGCCCTAGCCTACTTGAAACGTGTTCAGAGCATTTAAGTTACCCTACAGTTGGGCAAAGTCATCTAACACAAAGCCCTTTTTATAGTA ATA AAATGTTGTATATCTCATGTGATTTATTGAATATTGTTACTGAAAGTGAGAAACAGCATGGTTGCATGAAAGGAGGCACAGTCGAGCCAGGCACAGCCTGGGCGCAGAGCGAGACTCAAAAAAAG AAA AGGCCAGGCG CACTGGCTCACGCCTGTAATCCCAGCATTTCGGGAGGCTGAGGCGGGTGGATCACCTGAGGTCAGGAGTTCAAGACCAGCCTAGCCAACATGGTGAAACCCCGTCTCTACTAAAATACAAAAATT AAC CGGGCGTGATGGCAGGTGCCTGTAATCCCAGCTACTTGGGAGGCTGAGGCAGGAGAATCGCTTGAACCAGGAGGCGGAGGTTGCAGGGAGCCAAGATGGCGCCACTGCACTCCAGCCTGGGCGAT AGA GTGAGACTCC GTCTCAGAAAAAAAAGAAAAGAAACGAGGCACAGTCGCATGCACATGTAGTCCCAGTTACTTGAGAGGCTAAGGCAGGAGGATCTCTTGAGCCCAAGAGTTTGAGTCCAGCCTGAACAACATAGC AAG ACATCATCTCTAAAATTTAAAAAAGGGCCGGGCACAGTGGCTCACACCTGTAATCCCAGCACTTTGGGAGGTGGAGGTGGGTAGATCACCTGACGTCAGGAGTTGGAAACCAGCCTGGCTAACAT GGT GAAGCCCCAT CTCTACTAAAAACACAAAAATTAGCCAGGTGTGGTAGCACACGCCTGTAGTCCCAGCTACTCGGGAGGCTGAGGCACAAGAATCACTTGAACCCCAGAGGCGGAGATTGCAATCAGCCAAGATTG CAC CATTGCACTCCCGCCTGGGCAACAGAGTGAGACCCCATCTCAAAATAAATAAATAAATATTTTTAAAAGTCAGCTGTATAGGTACTTGAAGTGCAGTTTCTACTAAATGCATGTTGCTTTTGTAC CGT CATAAAGTCA AACAATTGTAACTTGAACCATCTTTTAACTCAGGTACTGTGTATATACTTACTTCTCCCCCTCCTCTGTTGCTGCAGATCCGTGGGCGTGAGCGCTTCGAGATGTTCCGAGAGCTGAATGAGGCC TTG GAACTCAAGGATGCCCAGGCTGGGAAGGAGCCAGGGGGGAGCAGGGCTCACTCCAGGTGAGTGACCTCAGCCCCTTCCTGGCCCTACTCCCCTGCCTTCCTAGGTTGGAAAGCCATAGGATTCCA TTC TCATCCTGCC TTCATGGTCAAAGGCAGCTGACCCCATCTCATTGGGTCCCAGCCCTGCACAGACATTTTTTTAGTCTTCCTCCGGTTGAATCCTATAACCACATTCTTGCCTCAGTGTATCCACAGAACATCCAA ACC CAGGGACGAGTGTGGATACTTCTTTGCCATTCTCCGCAACTCCCAGCCCAGAGCTGGAGGGTCTCAAGGAGGGGCCTAATAATTGTGTAATACTGAATACAGCCAGAGTTTCAGGTCATATACTC AGC CCTGCCATGC ACCGGCAGGTCCTAGGTGACCCCCGTCAAACTCAGTTTCCTTATATATAAAATGGGGTAAGGGGGCCGGGCGCAGTGGCTCACGAATCCCACACTCTGGGAGGCCAAGGCGAGTGGATCACCTGA GGT CGGGAGTTTGAGCCCAGCCTGACCAACATGGAGAAACCCCATCTCTACTAAAAATACAAAAGTAGCCGGGCGTGGTGATGCATGCCTGTAATCCCAGCTACCTACTCGGGAGGCTGAGGCAGGAG AAT CGCTTGAACC CGGGAGGCAGAGGTTGCGGTGAGCTGAGATCTCACCATTACACTCCAGCCTGGGCAACAAGAGTGAAACTCCGTCTCAAAAAAGATAAATAAAGTAAAATGGGGTAAGGGAAGATTACGAGACTA ATA CACACTAATACTCTGAGGTGCTCAGTAAACATATTTGCATGGGGTGTGGCCACCATCTTGATTTGAATTCCCGTTGTCCCAGCCTTAGGCCCTTCAAAGCATTGGTCAGGGAAAAGGGGCACAGA CCC TCTCACTCAT GTGATGTCATCTCTCCTCCCTGCTTCTGTCTCCTACAGCCACCTGAAGTCCAAAAAGGGTCAGTCTACCTCCCGCCATAAAAAACTCATGTTCAAGACAGAAGGGCCTGACTCAGACTGACATTC TCC ACTTCTTGTTCCCCACTGACAGCCTCCCACCCCCATCTCTCCCTCCCCTGCCATTTTGGGTTTTGGGTCTTTGAACCCTTGCTTGCAATAGGTGTGCGTCAGAAGCACCCAGGACTTCCATTTGC TTT GTCCCGGGGC TCCACTGAACAAGTTGGCCTGCACTGGTGTTTTGTTGTGGGGAGGAGGATGGGGAGTAGGACATACCAGCTTAGATTTTAAGGTTTTTACTGTGAGGGATGTTTGGGAGATGTAAGAAATGTTCT TGC AGTTAAGGGTTAGTTTACAATCAGCCACATTCTAGGTAGGGGCCCACTTCACCGTACTAACCAGGGAAGCTGTCCCTCACTGTTGAATTTTCTCTAACTTCAAGGCCCATATCTGTGAAATGCTG GCA TTTGCACCTA CCTCACAGAGTGCATTGTGAGGGTTAATGAAATAATGTACATCTGGCCTTGAAACCACCTTTTATTACATGGGGTCTAGAACTTGACCCCCTTGAGGGTGCTTGTTCCCTCTCCCTGTTGGTCGG TGG GTTGGTAGTTTCTACAGTTGGGCAGCTGGTTAGGTAGAGGGAGTTGTCAAGTCTCTGCTGGCCCAGCCAAACCCTGTCTGACAACCTCTTGGTGAACCTTAGTACCTAAAAGGAAATCTCACCCC ATC CCACACCCTG GAGGATTTCATCTCTTGTATATGATGATCTGGATCCACCAAGACTTGTTTTATGCTCAGGGTCAATTTCTTTTTTCTTTTTTTTTTTTTTTTTTCTTTTTCTTTGAGACTGGGTCTCGCTTTGTT GCC CAGGCTGGAGTGGAGTGGCGTGATCTTGGCTTACTGCAGCCTTTGCCTCCCCGGCTCGAGCAGTCCTGCCTCAGCCTCCGGAGTAGCTGGGACCACAGGTTCATGCCACCATGGCCAGCCAACTT TTG CATGTTTTGT AGAGATGGGGTCTCACAGTGTTGCCCAGGCTGGTCTCAAACTCCTGGGCTCAGGCGATCCACCTGTCTCAGCCTCCCAGAGTGCTGGGATTACAATTGTGAGCCACCACGTCCAGCTGGAAGGGT CAA CATCTTTTACATTCTGCAAGCACATCTGCATTTTCACCCCACCCTTCCCCTCCTTCTCCCTTTTTATATCCCATTTTTATATCGATCTCTTATTTTACAATAAAACTTTGCTGCCACCTGTGTGT CTG AGGGGTG #S OP H iNVES T O RD A Y

Challenges in mutation identification

Combination of technical factors are the major sources of assay discordance

SOPH iNVESTORDAY

- **Labs**
- **Sample Type**
- **Chemistry**
- **Sequencers**

nature biotechnology — ARTICLES

Evaluating the analytical validity of circulating tumor DNA sequencing assays for precision oncology

JAMA Oncology

Comparison of 2 Commercially Available Next-Generation Sequencing Platforms in Oncology

Nicole M. Kuderer, MD[1,2]; Kimberly A. Burton, PhD[1,2]; Sibel Blau, MD[2,3]; et al

Author Affiliations | Article Information

JAMA Oncol. 2017;3(7):996-998. doi:10.1001/jamaoncol.2016.4983

JCO® Precision Oncology
An American Society of Clinical Oncology Journal

Orthogonal Comparison of Four Plasma NGS Tests With Tumor Suggests Technical Factors are a Major Source of Assay Discordance

Check for updates

Daniel Stetson, MS[1]; Ambar Ahmed, MS[1]; Xing Xu, PhD[2]; Barrett R.B. Nuttall, MS[1]; Tristan J. Lubinski, PhD[1]; Justin H. Johnson[1]; ...

False-negative errors in next-generation sequencing contribute substantially to inconsistency of mutation databases

Young-Ho Kim, Yura Song, Jong-Kwang Kim, Tae-Min Kim, Hyo Won Sim, Hyung-Lae Kim, Hyonchol Jang, Young-Woo Kim, Kyeong-Man Hong

Published: September 12, 2019 • https://doi.org/10.1371/journal.pone.0222535

"Missed mutations (false negatives) were more common than erroneous candidates (false positives)…indicating that the reliable sampling of rare ctDNA fragments is the key challenge for ctDNA assays"

#SOPHiNVESTORDAY

SOPH iNVESTORDAY

Challenges in mutation identification

Diversity of library prep is needed to address different applications but causes workflow challenges



or
Blood/Tissue sample
DNA
Library Prep
Qiagen
Agilent
IDT
Twist
Paragon
Sequencing
Illumina
Thermo Fisher
MGI
Mutation Detection



Assay 1



Assay 2

#SOPHiNVESTORDAY

SOPH iNVESTORDAY

Challenges in mutation identification

Different sequencers also generate variations in results


or
Blood/Tissue sample
DNA
Library Prep
Qiagen
Agilent
IDT
Twist
Paragon
Sequencing
Illumina
Thermo Fisher
MGI
Mutation Detection
HiSeq
NextSeq
GNAS
KMT2D

#SOPHiNVESTORDAY

Solving the complexity of heterogenous workflows There is a need for a platform that can harmonize the heterogeneity of workflows Lab Components, e.g. Polymerase Sequencing T e c hnologi e s Targeted Genes / Regions Enrichment Methods Deep Learning #S OP H iNVES T O RD A Y

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SOPHiA DDM – Our Versatile Platform

Our innovative technologies help enable such harmonization

Data Generation → Sequencing → Variant Detection → Interpretation → Reporting

	Library Prep	Disease Area	Sequencer	Application
Lab 1	Qiagen Agilent	Germline / Hereditary Cancer Germline / Rare Disease	Illumina	BRCA1 c.874del SLC2A c.696_697insAT
Lab 2	Thermo Fisher	Somatic / Solid Tumor	Thermo Fisher	EGFR+
Lab 3	IDT Illumina Invitae	Germline / Hereditary Cancer Somatic / Myeloid Disease Somatic / Fusion	Illumina	Boland Inversion FLT3 ITD ALK+
Lab 4	Paragon	Germline / Hereditary Cancer	MGI	BRCA1 exon 1-2 dup m.16189T>C
Lab 5		Germline / Rare Disease		No NGS Capacity

SOPHiA GENETICS™

PEPPER™ — **Accurate SNP and INDEL Detection**
Secondary Analysis

MUSKAT™ — **Superior CNV Resolution**
Secondary Analysis

MOKA™ — **Advanced Variant Annotation**
Tertiary Analysis

#SOPHiNVESTORDAY

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Leveraging our platform to inform PARP1 inhibition


HRD Score
Double-strand Break in DNA
Homologous Recombination Repair Genes (BRCA1/2 etc)
Homologous Recombination Deficient Cell
Accumulated Damage
Double-strand DNA Break
Cancer cell
Normal cell
HRD+ and eligible for PARP inhibitor treatment

#SOPHiNVESTORDAY

SOPHiA DDM Dx HRD Solution Creating a harmonized, highly accurate and precise technology ~1 year to develop and deploy #S OP H iNVES T O RD A Y

SOPHiA DDM Dx HRD Solution

Creating a harmonized, highly accurate and precise technology

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Excellent concordance with reference method

Consistency across genomic workflows

Consistency across laboratories

Excellent concordance with reference method in a decentralized way

Performance metric	Value (95% CI interval)
Overall percent agreement (OPA)	**93.7%** (91.0%, 95.6%)
Negative percent agreement (NPA)	**96.4%** (93.1%, 98.2%)
Positive percent agreement (PPA)	**90.8%** (86.2%, 94.0%)
Overall rejection rate	**4.9%**
Relative rejection rate	**1.9%**

Equal performance to a centralized method

#SOPHiNVESTORDAY

SOPHiA DDM Dx HRD Solution Creating a harmonized, highly accurate and precise technology Excellent concordance with reference method Consistency across different genomic workflows Consistency across genomic workflows C ons i s t enc y across laboratories #S OP H iNVES T O RD A Y

SOPHiA DDM Dx HRD Solution Creating a harmonized, highly accurate and precise technology Excellent concordance with reference method Consistency across 9 different laboratories Consistency across genomic workflows C ons i s t enc y across laboratories #S OP H iNVES T O RD A Y

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Applying our technologies and expertise to other data modalities

Leveraging our deep genomics expertise to harmonize radiomics

3D tumor segmentation



CT – Lung Cancer



MRI – Brain Cancer



PET – Head and Neck Cancer

Data standardization and pre-processing



Radiomics features extraction (200+)


General Information
Sample Information
Morphological Indicators
Statistical Indicators - Original Data
- Min: -1.02E+03
- Max: 588
- Intensity range: 1.61E+03
- Median: -10
Statistical Indicators - IBSI
Local Intensity Indicators
Intensity Histogram Indicators
Volume Intensity Intensity Indicators
GLCM Texture Indicators
GLRLM Texture Indicators
GLSZM Texture Indicators
GLDZM Texture Indicators
NGTDM Texture Indicators
NGLDM Texture Indicators
0.006
0.005
0.004
0.003
0.002
0.001
0
-500
0

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Unlocking the potential of multimodal health data

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Expanding our reach to other modalities will help **further amplify our platform's capabilities**


Genomics
Radiomics
Digital Pathology
Proteomics
Artificial intelligence / machine learning model
Data Visualization
Cohorting
Prediction

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Technology and concepts in development. May not be available for sale.

Potential to evolve & expand Unique algorithmic capabilities 2 3 1 Unmatched platform fundamentals Key takeaways We are the platform of the future #S OP H iNVES T O RD A Y

Ross Muken Chief Financial Officer #S OP H iNVES T O RD A Y Delivering value creation via sustainable growth

Chief Financial Officer Ross Muken #S OP H iNVES T O RD A Y

SOPHiA's platform strategy is resonating with customers #S OP H iNVES T O RD A Y FN 1: Represents statistic as of 06/30/2022. FN 2: Please refer to appendix for customer disclosure. FN 3: Please refer to appendix for recurring platform customer disclosure. FN 4: Represents statistic for DDM & Alamut users as of 06/30/2022. FN 5: Represents financial outlook as of 06/30/2022. This presentation does not represent an update or affirmation of previously disclosed guidance. FN 6: Please refer to appendix for IFRS to adjusted gross margin reconciliation. 750+ Total customers (1)(2) 5,000+ Users across network (4) $47.0 – $49.5M 2022 revenue guidance (5) 64% | 66% 1H 2022 IFRS gross margin | adjusted gross margin (1)(6) 380+ Recurring platform customers (1)(3) ~260,000 Genomic profiles analyzed over last 12 months (1) 30% – 35% ‘21 - ‘22 constant currency core revenue growth (5) $215M+ Cash, cash equivalents, & term deposits (1)

SOPHiA's platform strategy is resonating with customers #S OP H iNVES T O RD A Y FN 1: Represents statistic as of 06/30/2022. FN 2: Please refer to appendix for customer disclosure. FN 3: Please refer to appendix for recurring platform customer disclosure. FN 4: Represents statistic for DDM & Alamut users as of 06/30/2022. FN 5: Represents financial outlook as of 06/30/2022. This presentation does not represent an update or affirmation of previously disclosed guidance. FN 6: Please refer to appendix for IFRS to adjusted gross margin reconciliation. 750+ Total customers (1)(2) 5,000+ Users across network (4) $47.0 – $49.5M 2022 revenue guidance (5) 64% | 66% 1H 2022 IFRS gross margin | adjusted gross margin (1)(6) 380+ Recurring platform customers (1)(3) ~260,000 Genomic profiles analyzed over last 12 months (1) 30% – 35% ‘21 - ‘22 constant currency core revenue growth (5) $215M+ Cash, cash equivalents, & term deposits (1)

Our key software KPIs remain exceptional

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30+	**New Logos** 1H 2022 New recurring platform customers	• Evidence of success in the land portion of our growth strategy • Strong new customer growth – Showcases our ability to continue penetrating our large addressable market
$91K+	**ARPU** Average revenue per platform customer [(1)]	• Evidence of success in the expand portion of our growth strategy • Consistent growth historically – Mix of same-store analysis / patient volume growth and menu expansion
120%+	**NDR** Net dollar retention [(2)]	• Evidence of success in the expand portion of our growth strategy • Top tier performance – Proxy for organic customer growth less churn (supports high revenue visibility)
3.1x	**LTV / CAC** Lifetime value / customer acquisition cost [(3)]	• Evidence of success in the efficiency of our commercial efforts and ability to create value via Land and Expand • Strong performance – Demonstrates ability to cost effectively acquire new logos, grow and retain them
$85M+	**RPO** Remaining performance obligation [(4)]	• Evidence of visibility and predictability into future revenue performance (backlog coverage) • Superior visibility – Majority of forward revenue derived from existing consumption + upcoming expansion / implementations

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Note: Represents statistic as of 06/30/2022. **FN 1:** Please refer to appendix for ARPU disclosure. **FN 2:** Please refer to appendix for NDR disclosure. **FN 3:** Please refer to appendix for LTV / CAC disclosure. **FN 4:** Please refer to appendix for RPO disclosure.

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Focused initiatives to drive continued durable growth

1. Fueling our growth engine

New product launches
- CarePath
- HRD

Tier-1 partnerships
- Memorial Sloan Kettering
- Launch of GE Healthcare

BioPharma traction
- Boundless Bio
- AstraZeneca

Geographic penetration
- Significant new wins in APAC & LATAM
- Continued central lab momentum in US

Enhancing customer journey
- Repositioning sales force
- Enhanced focus on upselling / cross selling

2. Driving sustainability

Enhancing FTE productivity
- Consistent focus on process improvement
- Proper utilization of automation / systems
- Key KPI: Revenue per FTE

Gross margin efficiencies
- Cloud compute / storage optimization effort
- Leverage existing customer service organization
- Key KPI: Gross margin

Optimizing R&D and commercial investments
- NORAM / Pharma salesforce now complete
- Product roadmap narrowed to high impact launches
- Key KPI: OpEx growth vs. revenue

OpEx efficiencies
- Public company cost normalization
- Leverage quality and regulatory investments
- Key KPI: Fixed cost leverage (operating loss)

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The path to $100M+ in revenue by 2025 30% - 35% 2021 – 2025 constant currency growth p.a. ~500K Annual genomic profile analyses CarePath / MSK BioPharma acceleration U.S. Central Labs / HRD / MSK Clinical strength $40M +$100M 2 0 21 2 0 25 $100 M + $40M #S OP H iNVES T O RD A Y

Flywheel effect to boost biopharma contribution 10% - 20% of revenue base 100%+ ~ 30 % Constant Currency CA G R 80% - 90% of revenue base 2 0 21 2 0 25 Clinical B io P h a r m a #S OP H iNVES T O RD A Y

iNVESTORDAY

Land and expand fuels efficient value creation



Phase 1: Landing
Phase 2: Expanding
Land customer
Scale initial solution
Achieve run rate
Expand into new solution
Scale new solution
Achieve run rate
Virtuous flywheel
Consistently expanding value contributed by customer

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#S OP H iNVES T O RD A Y 22 9 23 22 246 46 20 15 49 252 Customer consumption momentum builds over time Our largest customers will continue to get even bigger Total Revenue Growth CAGR by Grouped Tier (1) $50K - $100K $100K - $150K Customer count by annual revenue contribution $150K - $200K $200 K+ 2021 2019 Note: Based on recurring platform customers. FN 1: Represents CAGR of total tier revenue of customers with $100K+ in revenue and CAGR of total tier revenue of customers with $0 - $100K in revenue. $0 - $50K 42% 34% Evolution of Top 20 Largest Customers Average Revenue 2019 ~ $385 K 2021 $675 K +

Sizable opportunity to cross/upsell our broad application set Average number of solutions used #S OP H iNVES T O RD A Y Years on platform (by customer cohort) Recurring platform customers consistently add solutions as they spend more time on the platform 5 4 3 3 2 7 5 - 6 3 - 4 1 - 2 <1 50% of customers currently use one SOPHiA DDM application 37% use two to three applications 13% use four or more applications

#S OP H iNVES T O RD A Y GM expansion through efficiency and economies of scale 64% 70%+ 2 0 21 2 0 25 500bps+ Adj. gross margin improvement Eco nomies of sc ale Labor e ff icie n cy Cloud cost leverage Note: Please refer to appendix for IFRS to adjusted gross margin reconciliation.

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Operating leverage across the cost continuum

FY2022 adj. operating expenses	Go-forward trend
Wages & benefits	• Limited headcount growth expected as future revenue can be supported by existing human capital base
Adj. Fixed Costs	• Public company-related fees not expected to grow substantively • Fixed asset growth and facility expansion to be modest
Adj. Variable Costs	• Discretionary compensation growing with revenue, albeit more slowly • Cost savings initiatives will help improve leverage, as non-headcount related expenses are not expected to scale proportionately with revenue

Incremental margin

> 55%

Strong OM leverage due to efficient growth

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Positioning us on a path to breakeven R evenue Unit COGS Wages & Benefits Variable Costs Fixed Costs IFRS Adj. 2021 IFRS Adj. 2021 IFRS Adj. 2021 IFRS Adj. IFRS Adj. 2021 Op Profit / $ of Revenue 2021 $1. 0 0 #S OP H iNVES T O RD A Y ($0.38) ($0.36) ($1.33) ($1.33) ($0.71) ($0.50) ($0.35) ($0.33) ($1.77) ($1.52)

Positioning us on a path to breakeven $1. 0 0 #S OP H iNVES T O RD A Y ($0.38) ($0.36) ($0.30) ($1.33) ($1.33) ($0.40) ($0.71) ($0.50) ($0.23) ($0.35) ($0.33) ($0.08) ($1.77) ($1.52) - IFRS Adj. Illus. Fu t u r e 2021 COGS R evenue Unit IFRS Adj. Illus. Fu t u r e 2021 Wages & Benefits IFRS Adj. Illus. Fu t u r e 2021 Variable Costs IFRS Adj. Illus. Fu t u r e 2021 Fixed Costs IFRS Adj. Illus. Breakeven 2021 Op Profit / $ of Revenue

$217M Q2 2022 2 0 25 Ample capital to execute on key initiatives Long - term sustainability Visible path to profitability and cash flow generation #S OP H iNVES T O RD A Y 2023 2024 Cash, cash equivalents, & term deposits

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Though we have been successful…
this is only the beginning

- Transformative product launches
- Enhanced customer journey
- BioPharma traction
- Leading partnerships
- Gross margin improvements
- Sustained operating leverage
- Optimized product and commercial investments
- Ample cash runway and path to profitability

#SOPHiNVESTORDAY

How we innovate How we sell How we grow sustainably 1 2 3 Today, we answered THREE important questions #S OP H iNVES T O RD A Y

Democratizing Data - Driven Medicine T : - :. r, E T 1 - 1 I= D

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Q&A

LEARN MORE ABOUT SOPHiA GENETICS

- sophiagenetics.com
- linkedin.com/company/sophiagenetics
- @sophiagenetics

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#S OP H iNVES T O RD A Y #S OP H iNVES T O RD A Y

A p p e ndi x #S OP H iNVES T O RD A Y Customer Disclosure: Represents active customers who have generated revenue through DDM platform usage or Alamut licenses in the trailing 12 - month period as of June 30, 2022. Recurring Platform Customer Disclosure: Defined as the number of customers who accessed our platform through the dry lab access and bundled access models and generated revenue during the specified time period, which, in this case, is the twelve months ended June 30, 2022. ARPU Disclosure: We calculate a rolling 12 - month average revenue per platform customer based on the total revenue generated by our customers divided by the total number of customers. Average revenue per platform customer is a function of analysis volume, product pricing, access model used, and customer size mix. NDR Disclosure: To calculate net dollar retention, we first specify a measurement period consisting of the trailing two - year period from our fiscal period end. Next, we define a measurement cohort consisting of platform customers who use our dry lab access and bundle access models from whom we have generated revenues during the first month of the measurement period, which we believe is generally representative of our overall dry lab access and bundle access customer base. We then calculate our net dollar retention as the ratio between the U.S. dollar amount of revenue generated from this cohort in the second year of the measurement period and the U.S. dollar amount of revenue generated in the first year. Any customer in the cohort that did not use our platform in the second year is included in the calculation as having contributed zero revenue in the second year. LTV / CAC Disclosure: We calculate LTV for the stated time period by dividing the average revenue per customer by the revenue churn rate, which we define as the annualized revenues we estimate to have lost from customers who have not generated revenue over the past 12 months in that period based on their average quarterly revenue contributions from point of onboarding as a percentage of total recurring platform revenue and multiplying by average gross margin for dry lab and bundle access customers. We calculate CAC for the stated time period based on sales and marketing expenses divided by the number of new customers that we acquired who have generated revenue over the period. RPO Disclosure: Remaining performance obligation (“RPO”) as of a determination date is defined as the approximate revenue expected by SOPHiA GENETICS SA (“the Company”) for the three - year period beginning after such determination date based on its existing contracts. The Company classifies its contracts with customers into four types: hard commitment, public tenders, soft commitment, no commitment. Hard contracts contain legally enforceable minimum order amounts. Public tenders are contracts with public institutions pursuant to a request for proposal process that specify expected minimum order amounts. Soft commitment contracts contain expected order amounts that are not legally enforceable but contain certain incentives for the customer to achieve such order amounts. No commitment contracts have expected order amounts that are not legally enforceable and do not contain any incentives for the customer to achieve such order amounts. In calculating RPO, the Company assumes that it will (i) collect on all revenues associated with the minimum order amounts in hard commitment contracts and public tenders entered into prior to January 1, 2022, (ii) collect on a percentage of revenues associated with the expected order amounts in soft commitment contracts entered into prior to January 1, 2022, with such percentage being equal to the percentage of revenues associated with expected order amounts in soft commitment contracts that the Company collected over the three most recently completed fiscal years prior to the determination date, (iii) collect on a percentage of revenues associated with the expected order amounts in no commitment contracts entered into prior to January 1, 2022, with such percentage being equal to the percentage of revenues associated with expected order amounts in no commitment contracts that the Company collected over the three most recently completed fiscal years prior to the determination date, and (iv) collect on all revenues associated with contracts entered into on or after January 1, 2022, which assumption the Company believes is supported by a review process implemented for such contracts which aims to ensure that the expected order amounts in such contracts reflect the amounts that the customer will actually order. The expected revenues are converted to United States Dollar (“USD”) using the foreign exchange rates prevailing on the determination date. RPO is a calculation of future revenues associated with the Company’s existing contracts and is calculated using various assumptions that may be incorrect. The Company’s actual revenues from such contracts to be lower than the RPO amount. You are cautioned not to unduly rely on RPO as a measure of future financial performance.

#S OP H iNVES T O RD A Y Reconciliation of IFRS to adjusted gross profit and gross profit margin for 1H 2022 Amounts in USD thousands (unaudited) Six months ended June 30, 2022 Revenue $22 , 528 Cost of revenue (8,197) Gross profit $14 , 331 Amortization of capitalized research and development expenses (1) 451 Adjusted gross profit $14 , 782 Gross profit margin 64% Amortization of capitalized research and development expenses (1) 2% Adjusted gross profit margin 66% FN 1: Amortization of capitalized research and development expenses consists of software development costs amortized using the straight - line method over an estimated life of five years. These expenses do not have a cash impact but remain a recurring expense generated over the course of our research and development initiatives.

#S OP H iNVES T O RD A Y Reconciliation of IFRS to adjusted operating profit for FY 2021 Revenue $40 , 450 $40 , 450 Cost of Revenue ( 15 , 229 ) 483 88 ( 14 , 658 ) Gross Profit $25 , 221 $483 $88 $25 , 792 Wages & Benefits ( 53 , 739 ) ( 53 , 739 ) Variable Expenses ( 28 , 759 ) 8 , 51 4 ( 20 , 245 ) Fixed Expenses ( 14 , 212 ) 609 (73) 323 ( 13 , 353 ) Total Operating Expenses ( 96 , 710 ) - - 609 8 , 514 (73) 323 ( 87 , 337 ) Operating Loss ( $71 , 489 ) $483 $88 $609 $8 , 514 ($73) $323 ( $61 , 545 ) Revenue $40 , 450 $40,450 Cost of Revenue ( 15 , 229 ) ( 38% ) (14,658) ( 36% ) Gross Profit $25 , 221 62% $25,792 64% Wages & Benefits ( 53 , 739 ) ( 133% ) (53,739) ( 133% ) Variable Expenses ( 28 , 759 ) ( 71% ) (20,245) ( 50% ) Fixed Expenses ( 14 , 212 ) ( 35% ) (13,353) ( 33% ) Total Operating Expenses ( 96 , 710 ) ( 239% ) (87,337) ( 216% ) IFRS Financials Amortization of Capitalized R&D Expenses (1) Damaged Inventory Write - off (2) Amortization of Intangible Assets (3) Share - Based Com p e ns a tion Expense (4) Non - Cash Pension Expense (5) Non - Recurring IPO - related Expenses (6) Adjusted Fin a n c i a ls Adjusted Financials IFRS Financials % of Revenue % of Revenue 0 0 Operating Loss ($71,489) ( 177% ) ($61,545) ( 152% ) Amounts in USD thousands (unaudited)

Notes to the reconciliation of IFRS to adjusted financial measures tables (1) Amortization of capitalized research and development expenses consists of software development costs amortized using the straight - line method over an estimated life of five years. These expenses do not have a cash impact but remain a recurring expense generated over the course of our research and development initiatives. (2) Damaged inventory write - off consists of expenses associated with the write - off of inventory that were damaged as a result of a refrigeration equipment malfunction. These expenses are not expected to be a recurring event in our business, but we expect such expenses could still be incurred from time to time. (3) Amortization of intangible assets consists of costs related to intangible assets amortized over the course of their useful li ves . These expenses do not have a cash impact, but we could continue to generate such expenses through future capital investments. (4) Share - based compensation expense represents the cost of equity awards issued to our directors, officers, and employees. The fair value of awards is computed at the time the award is granted and is recognized over the vesting period of the award by a charge to the income statement and a corresponding increase in other reserves within equity. These expenses do not have a cash impact but remain a recurring expense for our business and represent an important part of our overall compensation strategy. (5) Non - cash pension expense consists of the amount recognized in excess of actual contributions made to our defined pension plans to match actuarial expenses calculated for IFRS purposes. The difference represents a non - cash expense but remain a recurring expense for our business as we continue to make contributions to our plans for the foreseeable future. (6) Non - recurring IPO - related expenses represent expenses incurred for our initial public offering that were not capitalized and are not expected to be recurring during the ordinary course of our business. #S OP H iNVES T O RD A Y